INVEST IN **BLUE DOT MOTORWORKS**

Saving money and slashing emissions through vehicle conversion


BLUEDOT
MOTORWORKS
Making decarbonization affordable through vehicle conversion

bluedotmotorworks.com Seattle, WA

Technology | Hardware | Retail | B2C | Manufacturing

Highlights

1. Costs $6K-$9K vs. $60K+ for a new electric truck.
2. Can pay for itself in under 2 years and save up to $40K over its lifetime
3. Over $1M in waitlist interest from drivers and fleets.
4. Letters of intent from Richmond School District and Royal Roads University.
5. Drive 70-80% of your miles on electricity without buying a new car.
6. First product fits pickups, vans, and SUVs—installed in one day.
7. Working prototypes already on the road.
8. 3 patents issued, 3 more pending.

Featured Investor



Jules Valenti
Syndicate Lead

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Invested $10,000

"I'm deeply proud to support Blue Dot and its mission to electrify vehicles worldwide. The magnitude of the challenge—and the market opportunity—are both striking and immense, offering a rare chance to drive meaningful change while building a thriving business. Having worked closely with founder Tom Gurski over the years—as both a colleague and mentee—I've witnessed firsthand his exceptional engineering expertise, integrity, and vision. His unwavering commitment to advancing climate technology, coupled with his relentless pursuit of elegant, practical solutions, leaves me confident that the team will succeed and play a pivotal role in reducing our dependence on fossil fuels.

Blue Dot's value proposition is compelling, especially for fleet operators, as lower operating costs and a reduced dependence on charging infrastructure make for a strong return on investment. With virtually no plug-in hybrid options in the pickup, commercial van, and traditional SUV segments—and most such upcoming options priced above $80K—Blue Dot is well poised to fill a major gap in the market with practical, capital-efficient solutions.

There is palpable and continuously growing market demand for capable, cost-effective electrified work vehicles, and few teams are as well-positioned to meet it as Blue Dot. The company's combination of technical depth, real-world design experience, and disciplined execution gives me full confidence in its ability to lead this critical segment of the mobility transition."

Team



Tom Gurski   Founder and CEO

Tom is a two-time entrepreneur and MIT engineer who has brought many impactful technologies to life over a 25 year career. He has made impacts across multiple sectors including alternative energy, medical devices, global sanitation, and e-mobility.

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Redwood Stephens   Chief Product Officer

Redwood brings decades of product leadership and executive experience to Blue Dot. He was President of Synapse Product Development and Chief Product Officer at Rad Powerbikes.



Suzanne Wernevi   Head of Business Development

Suzanne is an entrepreneur with over 20 years of experience in international commerce. She earned an MBA from IMD in Switzerland, and is an advocate with a proven track record in climate, voting rights, and small business affairs.

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Isabella Taba   Advisor

Isabella has driven success in the startup and high-tech world, first as an engineer and then in several senior management and executive roles. Her career spans over 15 years and she holds an MBA from Cornell University and an MS in aerospace engineering.

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David Byng   Advisor

David had a 37-year career with the Province of BC, including as Associate Deputy Minister and Chief Operating Officer for the Ministry of Transportation and Infrastructure. He is an honorary consul to Japan and a board member for Royal Rhodes University.

Memo

Company and Product Overview



We are developing universal plug-in hybrid retrofit kits to make vehicle conversion affordable and scalable.

Our first product is the Narwhal, designed for light-duty pickups, vans, and SUVs

I started Blue Dot Motorworks because new electric vehicles are attainable by, and attractive to, only a fraction of the market, and by themselves are woefully insufficient to meet our climate goals. I started thinking about ways to electrify existing vehicles, starting with my own Jeep. It was obvious to me that if a system could be produced at low cost and quickly and be easily installed without removing the engine, it would be attractive to a whole lot of drivers and operators.

Charged with this mission, we are developing universal plug-in hybrid retrofit kits to make vehicle conversion affordable and scalable. Our first product is the into to make vehicle conversion affordable and scalable. Our first product is the Narwhal, designed for light-duty pickups, vans, and SUVs. It provides 35 to 50 miles of electric range for daily driving while keeping the engine for longer trips, towing, and areas with poor charger coverage. Each kit is compatible with any vehicle model in a given category, can be installed in one day, and requires far less charging power than an EV, meaning fleets can start saving immediately without waiting for replacement cycles or investing in expensive infrastructure.

We've completed multiple road-going prototypes, secured three issued patents with three more pending, received letters of intent from two fleet operators for pilot programs, and built a completely unsolicited waitlist of individual drivers representing over $1 million in demand. We're now raising funds to finalize our Alpha prototype and position ourselves for pilot programs with paying customers.



The Problem

Up to
$15K+

Chargers can cost $15,000 each, and service upgrades can take over a year.

1.5B

Around 1.5 billion gas and diesel vehicles are already on the road worldwide, and typically last over 20 years.

$60K+

New electric work vans and trucks often cost $60,000 or more, compared to roughly $35,000 for conventional equivalents.

Even if electric vehicle adoption accelerates faster than expected, it won't reduce emissions fast enough to align with even modest climate targets. Around 1.5 billion gas and diesel vehicles are already on the road worldwide, and typically last over 20 years. The world continues to predominantly build conventional cars, meaning there will be hundreds of millions on the road for decades to come. Accelerated vehicle replacement would cost trillions and come with a massive embodied carbon penalty, with each vehicle needing to be driven an average of eight years just to break even.

New vehicles in general are increasingly out of reach, and EVs are more expensive still, especially pickups, vans, and SUVs. The average new EV is 500% over the recommended budget for a median wage-earner. The demand for EVs is not as strong as it needs to be, especially in the US where it stands at only 7%. The market has particularly rejected EV trucks due to limitations around applications like towing and venturing into the wilderness. This leaves drivers stuck using a gas guzzler every day in order to have the freedom and flexibility they desire on the weekends.

Cost and logistics make that challenge even harder to solve for fleets:

- New electric work vans and trucks often cost $60,000 or more, compared to roughly $35,000 for conventional equivalents

- Level 2 chargers cost up to $15K per port. Installing enough for a fleet often requires electrical service upgrades, which can cost significantly more and add over a year to a project.

- Heavy-duty pickups and specialized fleet vehicles are still largely unavailable in electric form

Conventional retrofit approaches have had limited success because they have not penciled out well. Conversions typically cost between $35,000 and $100,000 per vehicle, exceeding any potential savings. They also require weeks of downtime for installation, causing unacceptable disruption for fleet operators. The invasive, highly customized process is difficult to scale up for a mass market, keeping them stuck in niche status.



Our Solution

Blue Dot's plug-in hybrid conversion kits, starting with the Narwhal, are scalable retrofit systems that reduce both logistical and financial barriers to adoption.

Key Specifications:

35-50
miles of all-electric range per charge



BLUEDOT
MOTORWORKS
Internal combustion engine remains for extended travel, heavy loads, and charging deserts
80%
The battery is 80% smaller than a full EV, reducing cost, weight, and charging power
6
Up to 6 systems can charge on the same circuit as 1 EV
24h
Installable in a single business day
Training
Mechanic training delivered through online certification to enable third-party installers

Blue Dot's plug-in hybrid conversion kits, starting with the Narwhal, are scalable retrofit systems that reduce both logistical and financial barriers to adoption. The kits integrate a compact electric powertrain into existing vehicle platforms while retaining the original engine and drivetrain. The hardware is vehicle-agnostic, allowing a single system architecture to support a wide range of makes and models. This enables the investment in tooling required to mass-produce the componentry at a dramatically lower price.

Narwhal Key Specifications:

- 35 to 50 miles of all-electric range per charge
- Internal combustion engine remains for extended travel, heavy loads, and charging deserts
- The battery is 80% smaller than a full EV, reducing cost, weight, and charging power
- Charges from a standard wall outlet, or up to 6 systems can charge on the same circuit as 1 EV, potentially avoiding the need for service upgrades
- Provides a generator function for powering job sites, camping, home backup, etc.
- Installable in a single business day
- Mechanic training delivered through online certification to enable third-party installers



Coaxial Drive Unit
Axial flux motor cores
Transmission
Input shaft
Multi-mode clutch
Coaxial shaft
Clutch actuator
Output shaft

Narwhal Powertrain
Optional supplemental suspension
Universal mounting system
Reaction torque link
Coaxial Drive Unit
Vehicle driveshaft

The simple and consistent installation process unlocks the use of third parties. With online training, any mechanic anywhere in the world can be certified to install the kits. Fleets can use their existing maintenance networks, and partnerships with national shop franchises become possible.

Once a Narwhal is installed, a vehicle can immediately be charged overnight on an existing wall outlet. In a fleet depot, a single EV charging circuit can support up to 6 converted vehicles, allowing fleets to reduce emissions and fuel expenditure immediately with minimal disruption.

A Narwhal conversion can pay for itself in as little as two years, and can save tens-of-thousands of dollars over its life. A typical US driver will save more on fuel than the monthly payment on a financed system, a critical tipping point in cost-effectiveness that eliminates any out-of-pocket expense. By significantly reducing engine hours, it slashes maintenance costs and extends engine life, while regenerative braking lengthens brake service intervals. It improves carbon lifecycle analyses by avoiding the upfront carbon of new vehicle manufacturing.

To put the climate benefit of Blue Dot's technology into perspective, we can look at what it would take to reduce vehicle emissions fast enough to align with keeping global temperature rise below 2.0 degrees C. Without retrofits, we would have to dramatically accelerate new EV production and prematurely scrap hundreds-of-millions of existing vehicles, at a combined cost of over $44 trillion. Deploying our technology at scale can achieve the same goal for under $3 trillion, bringing it into the realm of the actually achievable.



Market Opportunity
Blue Dot's initial focus is on fleet operators, followed later by entry into the consumer market.
US Fleet Light Duty Truck Market
$1.3 B
$670M
$67M
TAM
Total addressable market
SAM
Serviceable market
SOM
Obtainable market
U.S. Market with Full Portfolio
$83B
$42B
$4.2B

Blue Dot's initial focus is on fleet operators, followed later by entry into the consumer market. The beachhead is public and commercial fleets using light-duty pickups, vans, and SUVs. Over time we will expand to include passenger vehicles such as sedans and crossovers.

U.S. Fleet Light Duty Truck Market (Initial Focus):

- Total addressable market (TAM): $1.3 billion annually
- Serviceable market (SAM): $670 million
- Obtainable market (SOM): $67 million

Full U.S. Portfolio (with future products):

- TAM: $83 billion
- SAM: $42 billion
- SOM: $4.2 billion

Global Market Context: The international market is estimated to be five times the size of the U.S. market, driven by more aggressive regulatory trends, highly constrained budgets, and growing recognition of the need to manage existing vehicle emissions. In both developed and emerging markets, full EV transitions face cost, infrastructure, and access constraints that retrofit solutions will help bridge.

Regulatory Factors: Emissions mandates in multiple US states, Canada, and the European Union are creating enforceable deadlines that current fleet strategies may not meet through procurement alone. Blue Dot's retrofit solution enables near-term progress toward these goals while being not just budget-friendly, but actually budget-boosting.



Traction

Blue Dot Motorworks is moving ahead thanks to early customer interest, technical progress, and key strategic partnerships.

$95,000
Raised $95,000 to date through Reg CF

$1M+
Over $1 million in expressed demand via waitlist

Letters of intent from Richmond School District and Royal Roads University

Active discussions with Seattle Public Utilities, Skanska, and other institutional buyers

Blue Dot Motorworks is moving ahead thanks to early customer interest, technical progress, and key strategic partnerships. Letters of intent have come in from public institutions facing urgent emissions mandates but lacking the budget to replace entire fleets. Conversations are active with several others, including major utilities and construction firms.

On the development side, Blue Dot will supplement in-house talent by leveraging established automotive consultancies to move as quickly as possible to beta prototypes for pilot programs. Multiple entities, such as AVL and Roush, have confirmed they can deliver these services on an accelerated timeline. We are also in conversation with contract manufacturers, such as Magna and Edison, to provide initial manufacturing capacity. In the long term, Blue Dot will establish its own facilities.

Poised for rapid Alpha development and with a clear commercialization roadmap, Blue Dot is laying the foundation to scale, starting with institutional fleets and eventually reaching the broader consumer market.

- Raised $95,000 to date through Reg CF
- Over $1 million in expressed demand from unsolicited waitlist
- Letters of intent from Richmond School District and Royal Roads University
- Active discussions with Seattle Public Utilities, Skanska, and other institutional buyers

Intellectual Property

- Two U.S. patents issued, one additional pending
- One EU patent issued, two pending
- More than 360 pages of filed material
- Includes multiple alternative product architectures and the ability to pivot if needed

IP portfolio includes a product pipeline, including PHEV retrofit kits for passenger vehicles, and an external range-extender for electric vehicles based on a compact, non-articulating, self-steering, and dynamically balanced trailer.

Richmond School District Case Study

Richmond School District in British Columbia needs to cut fleet emissions 40% by 2030, but cannot afford to replace its 59 light-duty vehicles with new EVs.

Internal analysis estimates that retrofitting with Blue Dot technology will reduce emissions by 65%, based on historical usage patterns, and will avoid approximately 2,400 metric tons of CO_2 over the retrofit lifecycle. Fuel savings result in a positive ROI in 2.5 years, and total savings will exceed $1 million.

Following the assessment, the district issued a letter of intent to move forward with a retrofit strategy.



Roadmap and Milestones

Alpha prototype in development

Current Focus

Finalizing engineering, industrial design, system integration, and user interface



Commercialization Timeline

2026 - Alpha prototypes

2027 - Beta prototypes and pilot programs, commercial product development

2028 – Complete development, establish manufacturing line, and supply chain

2029 – Commercial launch (pilot production of ~2,000 units)

2030 – Production ramp to 5,000-10,000 units annually, supported by product line expansion and growing partner network

Blue Dot Motorworks has moved quickly from concept to functional validation. With working prototypes already on the road, the company is entering its next phase of development: building a production-ready system and preparing for market entry.

Completed Milestones:

- Proof-of-concept prototypes finalized

- Functional road-going prototypes built and tested under real-world conditions

- Feasibility, practicality, usability, and expected performance have been validated

Current Focus:

- Alpha prototype in development

- Finalizing engineering, industrial design, system integration, and user interface

Next Steps (pending additional capital):

- Design spin and refinement based on learnings from Alpha

- Beta prototype builds

- Comprehensive testing

- 6-month pilot programs with paying customers

Commercialization Timeline:

- **2026** - Alpha prototypes

- **2027** - Beta prototypes and pilot programs, commercial product development

- **2028** – Complete development, establish manufacturing line, and supply chain

- **2029** – Commercial launch (pilot production of ~2,000 units)

- **2030** – Production ramp to 5,000-10,000 units annually, supported by product line expansion and growing partner network

Each milestone builds on a capital-efficient, partner-supported strategy designed to minimize risk and accelerate time-to-market. The roadmap is grounded in real-world fleet needs and developed with direct input from potential customers and manufacturing partners.

These timelines reflect current planning assumptions and are subject to change based on testing outcomes, regulatory requirements, customer pilots, and capital availability.

How We Make Money

Revenue is driven by direct sales of Narwhal and follow-on kits to customers. The $6,000–$9,000 price point reflects expected unit economics at production scale, with a 40% gross margin aligned with component pricing from automotive-tier suppliers.

Retail relationships with installers, particularly franchises with national presence, will be explored for greater market coverage and lower cost of

customer acquisition.

Longer term, licensing arrangements, especially with overseas manufacturers, will be explored. The modular and highly-repeatable business model is well suited to scaling at the rate necessary to achieve climate targets.



Use of Funds
Proceeds from the current $1,235,000 raise will be allocated across:
$1.2M
2.4%
IP
2.0%
Back office
6.6%
Salaries and benefits
81.3%
Alpha development & prototype
Budget priorities may adjust as technical, regulatory, or operational requirements evolve.

Proceeds from the current $1.5 million raise will be allocated across:

1. Alpha Development & Prototype (81.3%)
2. Intellectual Property (2.4%)
3. Salaries & Benefits (6.6%)
4. Back Office & Administrative (2%)

Budget priorities may adjust as technical, regulatory, or operational requirements evolve.

Join Us

There is no achievable path to our climate goals without a viable retrofit approach. Blue Dot technology provides the missing link by delivering a unique value proposition:

- A positive ROI that can be achieved quickly
- Significantly reduced fuel consumption and emissions
- Preservation of all of the freedom and flexibility drivers and operators rely on
- Reduction or elimination of infrastructure upgrades for charging
- Negligible upfront carbon and efficient use of resources, such as batteries
- Preservation of the wealth embodied in existing vehicles
- A highly scalable business model that can rise to the magnitude of the challenge

Stakeholders from governments, to businesses, to schools, to individual drivers are seeking cost-effective and actionable solutions to the long-term challenge of rising fuel prices and the need and desire to reduce emissions. Blue Dot's products are poised to bring retrofits into the mainstream with a radically different approach, validated technology, and a clear roadmap to production and scale.



BLUEDOT
MOTORWORKS
Invest in the Revolution
"to Preserve and Cherish the Pale Blue Dot"

This is a Regulation Crowdfunding offering. Investing in early-stage companies involves significant risk, including the potential for loss of capital. Statements regarding development progress, market opportunity, customer interest, and financial outcomes are based on current assumptions and are subject to change. Review all offering documents and risk disclosures before making an investment.